EXHIBIT 23.1
[Letterhead of Ernst & Young LLP]
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of National Retail Properties, Inc. and subsidiaries for the registration of debt securities, preferred stock, depository shares, common stock and warrants and to the incorporation by reference therein of our report dated February 26, 2009, with respect to the consolidated financial statements and schedules of National Retail Properties, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of National Retail Properties, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Certified Public Accountants
February 26, 2009
Miami, Florida